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                            March 24, 2022

       Lingyi Kong
       Chief Executive Officer
       Erayak Power Solution Group Inc.
       No. 528, 4th Avenue
       Binhai Industrial Park
       Wenzhou, Zhejiang Province
       People's Republic of China 325025

                                                        Re: Erayak Power
Solution Group Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed February 28,
2022
                                                            File No. 333-262292

       Dear Mr. Kong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed February 28, 2022

       Cover Page

   1. Please disclose that the United States Senate has passed the Accelerating Holding Foreign
                                                        Companies Accountable
Act, which, if enacted, would decrease the number of    non-
                                                        inspection years
from three years to two years, and thus, would reduce the time before your securities may be
prohibited from trading or delisted. Update your disclosure to reflect that the
Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB
has issued its report notifying the Commission of its
                                                        determination that it
is unable to inspect or investigate completely accounting firms
 Lingyi Kong
FirstName  LastNameLingyi  Kong
Erayak Power  Solution Group Inc.
Comapany
March      NameErayak Power Solution Group Inc.
       24, 2022
March2 24, 2022 Page 2
Page
FirstName LastName
         headquartered in mainland China or Hong Kong.
2. Please disclose whether cash generated from one subsidiary is used to fund another subsidiary's operations, whether any subsidiary has ever faced difficulties or limitations on its ability to transfer cash between subsidiaries, and whether you have cash management policies that dictate the amount of such funding.
3. Please clearly state whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Please also update your disclosures in your summary.
Prospectus Summary, page 1

4. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other entity that is required to approve of your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please ensure that you address the approvals and permissions or approvals to operate your business and to offer the offer the securities being registered to foreign investors. Please explain how you determined that permissions and approvals were not necessary when you provide disclosure to that effect. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why.
5. Please ensure that you update the disclosure to the extent practicable. For example, we note the reference on pages 8 and 41 to "will take effect on February 15, 2022,"
         the disclosure on page 102 about transactions for the six months ended June 30, 2021, and the disclosure on page 103 about outstanding balances with related parties as of December
         31, 2020 and June 30, 2021.
6. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more
 Lingyi Kong
Erayak Power Solution Group Inc.
March 24, 2022
Page 3
         control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Implications of Holding Foreign Company Accountable Act, page 7

7. Please revise page 7 to clearly disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Also, revise the first bullet point on page 10 to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risk Factor Summary, page 9

8. We note your disclosures regarding how cash is transferred within your organization or to investors. Please include risk factor disclosure regarding how cash is transferred within your organization addressing any limitations or restrictions on how cash is transferred within your organization or to investors. Please provide summary risk factor disclosure about the impediments of transferring cash out of China or Hong Kong and that there can be no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer or distribute cash within your organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of
         China or Hong Kong and adversely affect your business. Please update your risk factor section to include a more detailed discussion of these risks.
The recent joint statement by the SEC and PCAOB, page 24

9. Please clearly disclose that the decrease in the number of "non-inspection years" from three years to two years would reduce the time before your securities may be prohibited from trading or delisted. Also disclose that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong
         Kong.
Description of Share Capital,Kong
FirstName LastNameLingyi      page 104
Comapany
10.        NameErayak
       We note           PowertoSolution
                your response              Group Inc.
                                  prior comment   4 and reissue it in part.
Please disclose whether
March there are any
       24, 2022 Pagetransfer
                      3      restrictions on your Class B Ordinary Shares.
FirstName LastName
 Lingyi Kong
FirstName  LastNameLingyi  Kong
Erayak Power  Solution Group Inc.
Comapany
March      NameErayak Power Solution Group Inc.
       24, 2022
March4 24, 2022 Page 4
Page
FirstName LastName
Exhibits

11. Please ensure that you file the opinion required by Item 601(b)(5) of Regulation S-K for all securities included in the fee table, including the warrants.
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      William S. Rosenstadt, Esq.